Exhibit 99.3

CHINA YUCHAI INTERNATIONAL LIMITED

EQUITY INCENTIVE PLAN

SECTION 1

INTRODUCTION

1.1	ESTABLISHMENT

China Yuchai International Limited, an exempted company incorporated in Bermuda (“CYI” and, together with the Subsidiaries (as defined in Section 2.1(r) below) known as the “Group”), hereby establishes the China Yuchai International Limited Equity Incentive Plan (the “Plan”) for certain Employees (as defined in Section 2.1(j) below) of the Group.

1.2	PURPOSES

The purpose of the Plan is to provide an incentive to attract, retain and motivate Eligible Persons (as defined in Section 2.1(i) below), by offering them an opportunity to participate in CYI’s future performance through the grant of Awards (as defined in Section 2.1(b)).

SECTION 2

DEFINITIONS

2.1	DEFINITIONS

The following terms shall have the meanings set forth below:

(a)	“1934 ACT” means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

(b)	“AWARD” means an Option, a Restricted Stock award, or a Stock Payment award, which may be awarded or granted under the Plan.

(c)	“AWARD AGREEMENT” means any written notice, letter of offer of grant, agreement, terms and conditions, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Compensation Committee shall determine consistent with the Plan.

(d)	“AWARD LIMIT” means the Share limit set forth in Section 4.3.

(e)	“COMPENSATION COMMITTEE” means the committee appointed by the Board to inter alia, supervise the administration of the Plan and consisting of at least three members of the Board and/or, subject to any limitations in CYI’s Bye-Laws (including, without limitation, Bye-Law 13(1) thereof) and other governing documents, such other person or persons as may be appointed from time to time by the Board, or the entire Board if no such committee has been appointed or is in existence or should the Board decide to revest in itself the administration of the Plan.

(f)	“BOARD” means the Board of Directors of CYI.

(g)	“DISABILITY” means a physical or mental condition which, in the judgment of the Compensation Committee, based on medical reports or other evidence satisfactory to the Compensation Committee, prevents a Holder from satisfactorily performing his or her usual duties for the Group or the duties of such other position or job which the Group makes available to him or her.

(h)	“EFFECTIVE DATE” means the effective date of the Plan, which will be the date the Board adopts this Plan, subject to approval by majority vote of the shareholders of CYI.

(i)	“ELIGIBLE PERSONS” means Employees who are in positions of substantial responsibility and whose contributions are important to the successful conduct of the Group’s business.

(j)	“EMPLOYEE” means any person, including officers and directors, employed by CYI or any Subsidiary.

(k)	“FAIR MARKET VALUE” as of a particular date means the value of a Share determined as follows:

(i)	If the Shares are listed on any (A) established securities exchange (such as the New York Stock Exchange, the NASDAQ Global Market and the NASDAQ Global Select Market), (B) national market system or (C) automated quotation system, its Fair Market Value shall be the average closing sales price for a Share as quoted on such exchange or system for the three trading days immediately preceding such date or, if there is no closing sales price for a Share on any or all of such dates in question, the average closing sales price for a Share on the last three preceding dates for which such quotation exists, as reported in The Wall Street Journal or such other source as the Compensation Committee deems reliable, in each case, rounded up to the nearest whole cent;

(ii)	If the Shares are not listed on an established securities exchange, national market system or automated quotation system, but the Shares are regularly quoted by a recognized securities dealer, its Fair Market Value shall be the mean of the high bid and low asked prices for the three trading days immediately preceding such date or, if there are no high bid and low asked prices for a Share on any or all of such dates, the high bid and low asked prices for a Share on the last three preceding dates for which such information exists, as reported in The Wall Street Journal or such other source as the Compensation Committee deems reliable, in each case, rounded up to the nearest whole cent; or

(iii)	If the Shares are neither listed on an established securities exchange, national market system or automated quotation system nor regularly quoted by a recognized securities dealer, its Fair Market Value shall be established by the Compensation Committee in good faith.

(l)	“HOLDER” means an Eligible Person who receives one or more Awards under the Plan.

(m)	“OPTION” means an option granted pursuant to the Plan which gives the Holder the right to subscribe for Shares.

(n)	“OPTION PRICE” means the price per Share at which a Holder may subscribe for the Shares issuable upon exercise of an Option, determined in accordance with Section 5.2(b).

(o)	“PERMITTED TRANSFEREE” means, with respect to a Holder, any “family member” of such Holder, as defined in the instructions to Form S-8 under the Securities Act of 1933, as amended.

(p)	“RESTRICTED STOCK” means Shares awarded under Section 6 that are subject to certain restrictions and may be subject to risk of forfeiture or repurchase by CYI.

(q)	“SHARE” means an ordinary share of CYI, par value US$0.10.

(r)	“SUBSIDIARY” means any corporation in which CYI and/or one or more other Subsidiaries owns, directly or indirectly, not less than 50 percent of the total combined voting power of all classes of outstanding stock of such corporation. A corporation that attains the status of a Subsidiary on a date after the Effective Date shall be considered a Subsidiary commencing as of such date.

(s)	“STOCK PAYMENT” means (i) a payment in the form of Shares or (ii) an option or other right to purchase Shares, as part of a bonus, deferred compensation or other arrangement, awarded under Section 7.

(t)	“TERMINATION” or “TERMINATED” means, for purposes of this Plan with respect to a Holder, that the Holder has for any reason ceased to provide services as an Employee of CYI or any Subsidiary except in the case of sick leave, military leave, or any other leave of absence approved by the Compensation Committee. A Holder shall be deemed to have ceased to provide services on the earliest to occur of (i) the date notice of termination of employment is tendered by or is given to such Holder, (ii) with respect to a Holder that is an Employee of a Subsidiary, the date such Subsidiary ceases to be a Subsidiary (unless such Holder immediately thereafter becomes an Employee of CYI or another Subsidiary) and (iii) the effective date on which the Holder ceased to provide services to CYI or any Subsidiary, in each case, as determined by the Compensation Committee in its sole discretion (the earliest of such dates, the “Termination Date”). The Compensation Committee, in its sole discretion, shall determine the effect of all matters and questions relating to any Termination, including, without limitation, whether a Termination has occurred and whether any Termination resulted from a discharge for “cause” (which, for purposes of the Plan, shall be determined in the sole discretion of the Compensation Committee, or as set forth in the applicable Award Agreement).

2.2	GENDER AND NUMBER

Except where otherwise indicated by the content, the masculine gender also shall include the feminine gender, and the definition of any term herein in the singular also shall include the plural.

SECTION 3

PLAN ADMINISTRATION

3.1	COMPENSATION COMMITTEE; POWERS

The Plan shall be administered by the Compensation Committee. Subject to the general purposes, terms and conditions of the Plan, the Compensation Committee shall have full power and authority, in its sole discretion, to administer, implement and carry out the Plan. Without limitation, the Compensation Committee has the authority to (a) select the Eligible Persons to whom Awards will be granted, the time when Awards will be granted, the number of Awards and the number of Shares to be covered by each Awards granted, (b) determine the terms and conditions of any Awards granted under the Plan, (c) approve forms of agreement for use under the Plan, (d) establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan, and (e) take any and all other action as it deems necessary or advisable for the operation or administration of the Plan and the Awards. All decisions, determinations and interpretations of the Compensation Committee shall be final and binding on all Holders, the Group and all other persons having an interest in any Awards under the Plan. Any determination reduced in writing and signed by all of the members of the Compensation Committee shall be fully effective as if it had been made by a majority vote at a meeting duly called and held.

SECTION 4

SHARES RESERVED FOR THE PLAN

4.1	NUMBER OF SHARES

Subject to the provisions of Section 4.2 below, the total number of Shares available for grant and issuance pursuant to this Plan from time to time will be 1,800,000 (the “Maximum Share Number”). If any Shares subject to an Award are forfeited, canceled or expire or such Award is settled for cash (in whole or in part) for any reason, such Shares will, to the extent of such forfeiture, cancellation, expiration or cash settlement, again become available for grant and issuance in connection with future Awards under this Plan. The following Shares shall not be added back to the share limit set forth in this Section 4.1 and will not be available for future grants of Awards: (a) Shares issued upon exercise of Options; (b) Shares issued pursuant to Restricted Stock Awards free and clear from restrictions and which are not subject to CYI’s right of repurchase; (c) Shares issued pursuant to Stock Payment Awards; and (d) Shares tendered by a Holder or withheld by CYI or a Subsidiary in payment of the Option Price or to satisfy any tax withholding obligation with respect to an Award. Any Shares repurchased by CYI under Section 6.4 at the same price paid by the Holder so that such Shares are returned to CYI shall again be available for Awards. CYI will, at all times, keep available a sufficient number of Shares in its authorized share capital as will be required to satisfy the requirements of all outstanding Awards granted under this Plan.

4.2	ADJUSTMENTS UPON CHANGES IN CAPITALIZATION AND OTHER CORPORATE EVENTS

(a)	The aggregate number and kind of Shares which may be granted or issued pursuant to the Awards granted under the Plan as provided in Section 4.1 above, the Award Limit, the number and kind of Shares covered by each outstanding Award, the Option Price for each such Option and the terms and conditions of the Awards may be equitably adjusted for any increase or decrease in the number of issued Shares resulting from a division or consolidation of Shares or other capital adjustment, the payment of a stock dividend or other increase or decrease in such Shares, any merger, consolidation or other distribution (other than normal cash dividends) of CYI’s assets to shareholders, or any other change affecting the Shares or the price per Share, as determined by the Compensation Committee; provided, however, that any fractional Shares resulting from any such adjustment shall be eliminated. The Compensation Committee shall have the sole discretion to act in such manner as it deems equitable and appropriate with respect to any adjustments described in this Section 4.2(a).

(b)	In the event of any transaction or event described in Section 4.2(a) or any unusual or nonrecurring transactions or events affecting CYI or any Subsidiary or the financial statements of CYI or any Subsidiary (including, without limitation, the commencement or consummation of a voluntary or involuntary winding up of CYI), or of changes in applicable laws or accounting principles, the Compensation Committee, in its sole discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Holder’s request, is hereby authorized to take any one or more of the following actions whenever the Compensation Committee determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws or principles:

(i)	To provide for either (A) termination of any such Award in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Holder’s rights with respect to such Award (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 4.2 the Compensation Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Holder’s rights with respect to such Award, then such Award may be terminated by CYI without payment) or (B) the replacement of such Award with other rights or property selected by the Compensation Committee, in its sole discretion, having an aggregate value not exceeding the amount that could have been attained upon the exercise of such Award or realization of the Holder’s rights with respect to such Award had such Award been currently exercisable or payable or fully vested;

(ii)	To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii)	To make adjustments in the number and type of shares of the stock of CYI (or other securities or property) subject to outstanding Awards and/or in the terms and conditions of (including the Option Price), and the criteria included in, outstanding Awards and Awards which may be granted in the future;

(iv)	To provide that such Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or Award Agreement; and

(v)	To provide that the Award cannot vest or be exercised upon or after such event.

4.3	AWARD LIMIT

Notwithstanding any provision in the Plan to the contrary, but subject to Section 4.2, the maximum aggregate number of Shares with respect to one or more Awards that may be granted to any one person during any calendar year shall be 300,000.

4.4	FULLY PAID SHARES

Notwithstanding any provision in the Plan to the contrary, in addition to any consideration payable in order to accept any Award and in addition to any Option Price or any purchase price for any Restricted Stock or Stock Payment, Shares shall be issued fully paid and payment therefor may be made in such form of consideration as may be acceptable to the Compensation Committee, including but not limited to past and future services rendered by the Holder to CYI or the Group.

SECTION 5

SHARE OPTIONS

5.1	GRANT OF OPTIONS

The Compensation Committee may grant Options to Eligible Persons. Any Eligible Person may be granted one or more Options. The Compensation Committee may subsequently grant additional Options to Eligible Persons who have been granted one or more Options. In order to accept any Option, each Eligible Person must pay the Group consideration of US$1.00 per Option award within thirty days of the date of the written Award Agreement with respect to such Eligible Person referred to in Section 5.2 and any Shares issued pursuant to an Option shall be issued fully paid as set forth in Section 4.4.

5.2	OPTION AGREEMENTS

The provisions of written Award Agreements for different Options need not be identical, but each written Award Agreement shall include (through incorporation of provisions hereof by reference in a written Award Agreement or otherwise) the substance of each of the following provisions:

(a)	NUMBER OF SHARES

Each written Award Agreement shall state that it covers a specified number of Shares, as determined by the Compensation Committee.

(b)	PRICE

The Option Price at which each Share covered by an Option may be subscribed for shall be determined by the Compensation Committee and shall be set forth in the written Award Agreement. In no event shall the Option Price for any Share covered by an Option be less than (i) the Fair Market Value of the Shares on the date the Option is granted and (ii) the par value of the Shares.

(c)	VESTING

An Option shall become exercisable (“vest”) in the manner and subject to such conditions provided by the Compensation Committee and set forth in the written Award Agreement with respect to such Option. The Compensation Committee, in its sole discretion, may provide for Options to vest based on performance or other criteria, at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Compensation Committee determines. The Compensation Committee may accelerate the vesting of any Option at any time in its sole discretion.

(d)	DURATION OF OPTIONS

Each written Award Agreement shall state the period of time within which the vested portion of an Option may be exercised by the Holder (the “Option Period”). The Option Period for an Option shall be determined by the Compensation Committee, subject to a maximum term of ten years from the date such Option is granted and such other limitations as may apply upon the Termination of a Holder’s employment or as otherwise specified by the Compensation Committee in the relevant written Award Agreement.

(e)	TERMINATION OF EMPLOYMENT, DEATH, DISABILITY, ETC.

Unless otherwise provided by the Compensation Committee and set forth in the applicable Award Agreement (which may provide for accelerated vesting and/or longer or shorter periods of exercisability):

(i)	Except as otherwise provided in this Section 5.2(e), if a Holder (A) is Terminated for any reason or (B) becomes bankrupt or is deprived of the legal or beneficial ownership of an Option, such Holder’s Option and rights to exercise any vested but unexercised portion of such Option shall immediately terminate and all rights thereunder shall cease.

(ii)	If a Holder is Terminated by reason of Disability, redundancy, retirement or for any other reason approved in writing by the Compensation Committee, such Holder (or in the case of a Holder who is legally incapacitated, his guardian or legal representative provided the Compensation Committee is furnished with satisfactory evidence of such Holder’s legal incapacity and such person’s status as his guardian or legal representative) shall have the right, during the period ending on the earlier of (A) six months after the Termination Date or (B) the end of the Option Period of his Option, to exercise the portion of his Option that was vested but unexercised as of such Termination Date.

(iii)	If a Holder is Terminated by reason of death, any vested and unexercised portion of the Option held by such Holder may, in the discretion of the Compensation Committee, be exercised by the executor or administrator of the estate of the deceased, or the person or persons to whom an Option shall have been validly transferred in accordance with Section 9.3 pursuant to will or the laws of descent and distribution or transmission within such period after such Holder’s death as may be determined by the Compensation Committee in its absolute discretion (but, in any case, before the expiration of the Option Period in respect of such Option) and, upon the expiration of such period, the Option shall lapse.

(iv)	Without limiting the discretion of the Compensation Committee to deviate from the foregoing termination procedures in such cases and in such manner that it deems appropriate, the Compensation Committee may, in its sole discretion, at or after the date of grant, (A) permit a Holder to exercise, in whole or in part, the vested but unexercised portion of such Holder’s Option as of such Holder’s Termination Date, and (B) accelerate the vesting of any unvested portion of a Holder’s Option, in whole or in part, and permit the exercise of such portion on the Holder’s Termination Date. The decision by the Compensation Committee to permit any one or more of the foregoing accelerations or exercises with respect to all or part of one Option shall not infer similar treatment for any other Option.

(v)	If, as of a Holder’s Termination Date, such Holder is not entitled to exercise any part of his Option, the Option shall terminate on the Termination Date and the Shares covered by the unexercised portion of his Option shall revert to and again become available for issuance under the Plan as of such Termination Date. If a Holder is entitled to exercise part but not all of the unexercised portion of his Option after his Termination Date, the Shares covered by the portion of his Option that is unexercised and unexercisable shall revert to and again become available for issuance under the Plan as of such Termination Date and the Option shall terminate with respect thereto. To the extent a Holder is entitled to exercise all or part of his Option after his Termination Date, and does not exercise such portion in full within the permitted time period, his Option shall terminate and the Shares covered by the unexercised portion of his Option shall revert to and again become available for issuance under the Plan, in each case upon expiration of such period.

(f)	EXERCISE, PAYMENTS, ETC.

(i)	Subject to the terms and conditions as shall be specified in the written Award Agreement and the terms of this Section 5.2(f), the vested portion of an Option may be exercised in whole or in part at any time, with respect to whole Shares only, within the period permitted for the exercise thereof. Each written Award Agreement shall provide the method for exercising the vested portion of an Option, which shall require, among other things, delivery to CYI of written notice (an “Exercise Notice”) including (A) the particular Option (or portion thereof) which is being exercised and the number of Shares with respect to which such Option is exercised, (B) such covenants, representations and documents as the Compensation Committee, in its sole discretion, deems necessary or advisable to effect compliance with applicable laws, (C) payment of the Option Price and any applicable withholding taxes and (D) in the event the Option is exercised by a person other than the Holder, appropriate proof of the right of such person to exercise the Option. Such notice shall be in a form satisfactory to the Compensation Committee. The Compensation Committee may provide in an Award Agreement that an Option may not be exercised as to fractional shares or as to fewer than a specified minimum number of Shares, unless it is exercised as to all Shares as to which such Option has then vested. The exercise of an Option shall be deemed effective upon compliance with the terms of exercise under the Plan and any applicable Award Agreement, including, without limitation, receipt of an Exercise Notice by CYI and payment to CYI of the Option Price. Upon exercise in accordance with this Section 5.2(f) and any applicable written Award Agreement, a properly executed certificate or certificates representing the Shares shall be issued by CYI or appropriate book entries evidencing such Shares shall be made.

(ii)	The method or methods of payment of the Option Price and any applicable withholding taxes for the Shares to be subscribed for upon exercise of an Option shall be determined by the Compensation Committee and, subject to Section 4.4, may consist of any of the following methods or any combination of the following methods:

(A)	in cash in U.S. dollars;

(B)	by cashier’s order payable in Singapore dollars (at an exchange rate designated by the Compensation Committee) to the order of CYI;

(C)	with the consent of the Compensation Committee, delivery of a written or electronic notice that the Holder has placed a market sell order with a broker with respect to Shares then-issuable upon exercise of an Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to CYI or a Subsidiary in satisfaction of the aggregate payments required; provided, however, that payment of such proceeds is then made to CYI or a Subsidiary upon settlement of such sale; or

(D)	such other form of legal consideration as may be acceptable to the Compensation Committee and provided for in the Award Agreement.

(iii)	In no event shall the exercise of one Option affect the right to exercise any other Option or affect the number of Shares for which any other Option may be exercised.

(g)	DATE OF GRANT

Each Option shall be considered as having been granted on the date specified in the grant resolution of the Compensation Committee, unless otherwise specified by the Compensation Committee.

(h)	MODIFICATION, SUBSTITUTION AND CANCELLATION OF OPTIONS

Subject to Section 4.2 hereof, the Compensation Committee shall not, without the approval of the shareholders of CYI, (i) authorize the amendment of any outstanding Option to reduce its Option Price, or (ii) cancel any Option in exchange for cash or another Award when the Option Price exceeds the Fair Market Value of the underlying Shares. Subject to Section 4.2 hereof, the Compensation Committee shall have the authority, without the approval of the shareholders of CYI, to amend any outstanding Award to increase the Option Price or to cancel and replace an Award with the grant of an Award having an Option Price that is greater than or equal to the Option Price of the original Award; provided that any such action may not, without the written consent of the affected Holders, impair any of such Holders’ rights under any Option previously granted.

5.3	SHAREHOLDER PRIVILEGES

No Holder shall have any rights as a shareholder with respect to any Shares subject to any Option granted to such person under this Plan until the Shares are issued to the Holder, and no adjustment shall be made for dividends or other distributions or other rights for which the record date precedes the date such Holder becomes the holder of record of such Shares, except as provided in Section 4.

SECTION 6

RESTRICTED STOCK

6.1	GRANT OF RESTRICTED STOCK

The Compensation Committee may grant Restricted Stock to Eligible Persons. Any Eligible Person may be granted one or more Awards of Restricted Stock. The Compensation Committee may subsequently grant additional Restricted Stock to Eligible Persons who have been granted one or more Awards of Restricted Stock. The Compensation Committee shall establish the purchase price, if any, for Restricted Stock; provided, however, that, in all cases, in order to accept any Shares of Restricted Stock, each Eligible Person must pay the Group consideration of at least US$1.00 per Restricted Stock award within thirty days of the date of the written Award Agreement with respect to such Eligible Person referred to in Section 6.2 and any Shares of Restricted Stock shall be issued fully paid as set forth in Section 4.4.

6.2	RESTRICTED STOCK AGREEMENTS

The provisions of written Award Agreements for different Restricted Stock need not be identical, but each written Award Agreement shall include (through incorporation of provisions hereof by reference in a written Award Agreement or otherwise) the substance of each of the following provisions:

(a)	NUMBER OF SHARES

Each written Award Agreement shall state that a specified number of Shares granted thereunder, as determined by the Compensation Committee.

(b)	PRICE

Subject to Section 6.1, the purchase price, if any, of the Restricted Stock shall be determined by the Compensation Committee and shall be set forth in the written Award Agreement.

(c)	VESTING/RESTRICTIONS

Each Award of Restricted Stock (including any shares received by Holders thereof with respect to Shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall be subject to such restrictions and vesting requirements as provided by the Compensation Committee and set forth in the written Award Agreement. Such restrictions may include, without limitation, restrictions concerning voting rights and transferability and such restrictions may lapse separately or in combination at such times and pursuant to such circumstances or based on such criteria as selected by the Compensation Committee, including, without limitation, criteria based on the Holder’s duration of employment or service with CYI, CYI performance, Group performance, individual performance or other criteria selected by the Compensation Committee, at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Compensation Committee determines. By action taken after the Restricted Stock is issued, the Compensation Committee may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Restricted Stock by removing any or all of the restrictions imposed by the terms of the applicable Award Agreement. Restricted Stock may not be sold or encumbered until all restrictions are terminated or expire.

(d)	DATE OF GRANT

Each Award of Restricted Stock shall be considered as having been granted on the date specified in the grant resolution of the Compensation Committee, unless otherwise specified by the Compensation Committee.

6.3	RIGHTS AS SHAREHOLDERS

Subject to Section 6.4, upon issuance of Restricted Stock, the Holder shall have, unless otherwise provided by the Compensation Committee, all the rights of a shareholder with respect to said Shares, subject to the restrictions in each individual Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares; provided, however, that, in the sole discretion of the Compensation Committee, any extraordinary or special dividends or distributions with respect to the Shares shall be subject to the restrictions set forth in Section 6.2(c).

6.4	REPURCHASE OR FORFEITURE OF RESTRICTED STOCK

In the event of a Termination during the applicable restriction period, CYI shall have the right to repurchase from the Holder the unvested Restricted Stock then subject to restrictions at a cash price per share equal to the price paid by the Holder for such Restricted Stock or such other amount as may be specified in the applicable Award Agreement. Notwithstanding the foregoing, the Compensation Committee, in its sole discretion, may provide that upon certain events, including a change in control (as defined in Section 8.2), the Holder’s death, retirement or Disability or any other specified Termination or any other event, the Holder’s rights in unvested Restricted Stock shall not lapse, such Restricted Stock shall vest and, if applicable, CYI shall not have a right of repurchase.

6.5	CERTIFICATES FOR RESTRICTED STOCK

Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Compensation Committee shall determine. Certificates or book entries evidencing Shares of Restricted Stock shall include an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock. CYI, in its sole discretion, may (a) retain physical possession of any stock certificate evidencing Shares of Restricted Stock until the restrictions thereon shall have lapsed and/or (b) require that the stock certificates evidencing Shares of Restricted Stock be held in custody by a designated escrow agent (which may but need not be CYI) until the restrictions thereon shall have lapsed, and that the Holder deliver a stock power, endorsed in blank, relating to such Restricted Stock.

SECTION 7

STOCK PAYMENTS

7.1	GRANT OF STOCK PAYMENTS

The Compensation Committee may grant Stock Payments to Eligible Persons. Any Eligible Person may be granted one or more Stock Payments. The Compensation Committee may subsequently grant additional Stock Payments to Eligible Persons who have been granted one or more Stock Payments. The Compensation Committee shall establish the purchase price, if any, for Stock Payments; provided, however, that, in all cases, in order to accept Stock Payments, each Eligible Person must pay the Group consideration of at least US$1.00 per Stock Payment award within thirty days of the date of the written Stock Payment agreement with respect to such Eligible Person and any Shares of a Stock Payment shall be issued fully paid as set forth in Section 4.4.

7.2	STOCK PAYMENT TERMS

The terms and conditions (including, without limitation, the number or value of Shares) of any Stock Payment shall be determined by the Compensation Committee and may be based on the Holder’s duration of employment or service with CYI, CYI performance, Group performance, individual performance or other criteria selected by the Compensation Committee, at one time or from time to time, periodically or otherwise. Unless otherwise provided by the Compensation Committee, a Holder of a Stock Payment shall have no rights as a CYI shareholder with respect to such Stock Payment until such time as the Shares underlying the Award have been issued to the Holder. Stock Payments may, but are not required to, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to such Eligible Person.

SECTION 8

CHANGE IN CONTROL

8.1	CHANGE IN CONTROL

Except as otherwise provided in the applicable written Award Agreement, in the event of a change in control (as defined below), each outstanding Award shall continue in effect or be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event an Award continues in effect or is assumed or an equivalent award substituted, and a Holder’s employment is terminated by the successor corporation without cause upon or within twelve (12) months following the change in control, then such Holder shall be fully vested in such continued, assumed or substituted award. In the event that a change in control occurs and a Holder’s outstanding Awards are not continued, assumed or substituted by the surviving or successor entity in such change in control, then such outstanding Awards, to the extent not continued, assumed or substituted, shall become fully vested and exercisable immediately prior to the consummation of such transaction.

8.2	DEFINITION

A “change in control” shall be deemed to have occurred in the event (a) that any “person” or related “group” of “persons” (within the meaning of Sections 13(d) and 14(d)(2) of the 1934 Act) (other than CYI, Hong Leong Asia Ltd., any Subsidiaries, an employee benefit plan maintained by CYI or any of Subsidiaries, or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, CYI or Hong Leong Asia Ltd.) becomes the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of more than 50% of the then outstanding voting shares of CYI; or (b) of the consummation of a merger or consolidation of CYI with any other entity or a sale or disposition by CYI of all or substantially all of CYI’s assets, other than an excluded transaction (as defined below). For purposes of this Section 8.2, (i) an “excluded transaction” shall mean any such transaction which results in the voting securities of CYI outstanding immediately prior to such transaction continuing to represent (either by remaining outstanding or by being converted into securities of the Successor Entity) at least 50% of the combined voting power of the voting securities of the Successor Entity outstanding immediately after such transaction, and (ii) a “Successor Entity” shall mean, with respect to any transaction, the entity surviving such transaction or the entity that, as a result of such transaction, owns, directly or indirectly, all or substantially all of CYI’s assets or otherwise succeeds to the business of CYI. The Compensation Committee shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a change in control has occurred pursuant to the above definition, and the date of the occurrence of such change in control and any incidental matters relating thereto.

SECTION 9

GRANTING OF AWARDS AND

RIGHTS OF EMPLOYEES AND HOLDERS

9.1	AWARD AGREEMENTS

Each Award granted under the Plan shall be evidenced by a written Award Agreement which shall be entered into by CYI and the Holder and shall be in such form and contain such provisions as the Compensation Committee may from time to time approve, and shall comply with and be subject to the terms and conditions of the Plan. In the event of any inconsistency between the provisions of the Plan and any Award Agreement, the provisions of the Plan shall govern. Any such agreement may be supplemented or amended from time to time as approved by the Compensation Committee as contemplated herein.

9.2	EMPLOYMENT

Nothing contained in the Plan or in any Award Agreement shall confer upon any Eligible Person any right with respect to the continuation of his or her employment or any other relationship with any entity in the Group, or interfere in any way with the right of an Eligible Person or any entity in the Group, subject to the terms of any separate agreement to the contrary, at any time to terminate such employment or other relationship, with or without cause or with the right of any entity in the Group to increase or decrease the compensation of such Eligible Person from the rate in existence at the time of the grant of an Award.

9.3	NON-TRANSFERABILITY

(a)	Subject to Section 9.3(b), no right or interest of any Holder in an Award granted pursuant to the Plan shall be sold, pledged, assigned or transferred during the lifetime of the Holder, either voluntarily or involuntarily, or be subjected to any lien, directly or indirectly, by operation of law or otherwise, including execution, levy, garnishment, attachment, pledge or bankruptcy, unless and until such Award has been exercised and the Ordinary Shares underlying such Award have been issued and all restrictions applicable to such Shares have lapsed, and each Award may be exercised during the Holder’s lifetime only by him or her. In the event of a Holder’s death, subject to Section 5.2(e)(iii), a Holder’s rights and interests in Awards may be transferred by testamentary will or the laws of descent and distribution or transmission. If, in the opinion of the Compensation Committee, a Holder is unable to manage his own affairs because of mental condition, physical condition or age, such Holder’s Awards shall be exercised by such person’s guardian, conservator or other legal personal representative upon furnishing the Compensation Committee with evidence satisfactory to the Compensation Committee of such Holder’s inability and such person’s status.

(b)	Notwithstanding Section 9.3(a), the Compensation Committee, in its sole discretion, may determine to permit a Holder to transfer an Award to any one or more Permitted Transferees, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than by will or the laws of descent and distribution; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Holder (other than the ability to further transfer the Award); and (iii) the Holder and the Permitted Transferee shall execute any and all documents requested by the Compensation Committee, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under applicable law and (C) evidence the transfer.

SECTION 10

GENERAL RESTRICTIONS

10.1	COMPLIANCE WITH SECURITIES LAWS

An Award will not be effective unless such Award is in compliance with all applicable securities laws, rules and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, an Award may not be exercised in whole or in part, and the Group will have no obligation to issue, transfer or deliver certificates (or make book entries) for Shares under this Plan prior to: (a) the completion of any listing, registration or qualification of the Shares subject to such Award upon any securities exchange or under any law, regulation or ruling of any governmental body that counsel to CYI at any time determines to be necessary or advisable, and/or (b) obtaining any consent or approval of any governmental or regulatory body that counsel to CYI at any time determines to be necessary or advisable, as a condition of, or in connection with, the issuance or purchase of Shares thereunder, in each case, on conditions acceptable to the Compensation Committee. Nothing herein shall be deemed to require CYI or any other entity in the Group to apply for or to obtain such listing, registration or qualification or to effect compliance with the registration, qualification or listing requirements of any securities laws, stock exchange or automated quotation system, and the Group will have no liability for any inability or failure to do so.

10.2	LOCAL REQUIREMENTS

Notwithstanding any provision of the Plan to the contrary, in order to comply with the applicable laws, the Compensation Committee, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries shall be covered by the Plan; (b) determine which Eligible Persons are eligible to participate in the Plan; (c) modify the terms and conditions of any Award granted to Eligible Persons to comply with applicable laws; (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such subplans and/or modifications shall be attached to the Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitation contained in Section 4.1; and (e) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or other applicable law.

10.3	FORFEITURE AND CLAWBACK PROVISIONS

(a)	Pursuant to its general authority to determine the terms and conditions applicable to Awards under the Plan, the Compensation Committee shall have the right to provide, in an Award Agreement or otherwise, or to require a Holder to agree by separate written or electronic instrument, that in the event of circumstances involving a misstatement of the financial results of any member of the Group in respect of any fiscal year (or other applicable period) or misconduct on Holder’s part which caused or contributed to a misstatement or which could result in financial loss to any member of the Group, CYI reserves the right to, upon the instruction of the Compensation Committee, (i) recover or cancel an Award (whether in whole or in part) at any time prior to the expiry of the Award (or the period for exercise thereof) or (ii) recover any proceeds, gains or other economic benefit actually or constructively received by a Holder upon any receipt or exercise of the Award, or upon receipt or resale of any Shares underlying the Award. Such recovery or cancellation of the Award may (but is not required to) take into account the amount of Shares under the Award that might have been granted had the same been calculated based on any restated financial results, if applicable, and can take place at any time; and

(b)	Without limiting the foregoing, all Awards (including any proceeds, gains or other economic benefit actually or constructively received by the Holder upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award) shall be subject to the provisions of any claw-back policy implemented by CYI from time to time, including, without limitation, any claw-back policy adopted to comply with the requirements of applicable law, to the extent set forth in such claw-back policy and/or in the applicable Award Agreement.

SECTION 11

PLAN AMENDMENT, MODIFICATION AND TERMINATION

The Compensation Committee or the Board may, at any time terminate, and from time-to-time may amend or modify the Plan; provided, however, that no amendment or modification may become effective without approval of the amendment or modification by the shareholders of CYI if (a) shareholder approval is required to enable the Plan to satisfy any applicable statutory or regulatory requirements or (b) the Group, on the advice of counsel, determines that shareholder approval otherwise is necessary or desirable. No amendment, modification or termination of the Plan shall in any manner adversely affect any Awards theretofore granted under the Plan without the consent of the Holders or the permitted transferee(s) of such Awards, subject always to applicable laws. No Awards may be granted or awarded during any period of suspension or after termination of the Plan.

SECTION 12

WITHHOLDING TAXES

CYI’s obligation to deliver Shares pursuant to any Award shall be subject to the satisfaction of all applicable income and other tax withholding requirements. CYI shall have the authority and the right to deduct or withhold, or require a Holder to remit to CYI, an amount sufficient to satisfy income and other taxes required by applicable laws to be withheld with respect to any taxable event concerning a Holder arising as a result of the Plan or any Award. The Compensation Committee may in its sole discretion and in satisfaction of the foregoing requirement allow a Holder to satisfy such obligations by any payment means described in Section 5.2(f) above, subject to Section 4.4.

SECTION 13

NON-EXCLUSIVITY OF THE PLAN / RELATION TO OTHER BENEFITS

The adoption of the Plan shall not be construed as creating any limitations on the power or authority of the Board to adopt such other or, additional incentive or other compensation arrangements of whatever nature as the Board may deem necessary or desirable or precluding or limiting the continuation of any other plan, practice or arrangement for the payment of compensation or fringe benefits which any entity in the Group now has lawfully put into effect, including, without limitation, any stock option, retirement, pension, savings and share purchase plan, insurance, death and disability benefits and executive short-term incentive plans. No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of CYI or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

SECTION 14

REQUIREMENTS OF LAW

14.1	REQUIREMENTS OF LAW

The issuance of Shares pursuant to the Plan shall be subject to all applicable laws, rules and regulations. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by CYI, provide such assurances and representations to CYI as CYI may deem necessary or desirable to assure compliance with all applicable laws. To the extent permitted by applicable laws, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to applicable laws. The term “applicable laws” in this Plan shall mean the rules, regulations and requirements relating to the Plan under Bermuda or Singapore laws, the U.S. state corporate laws, U.S. federal and state securities laws, any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are granted under the Plan.

14.2	GOVERNING LAW

The Plan and all agreements hereunder shall be governed by and construed in accordance with the laws of Bermuda without regard to otherwise governing principles of conflicts of law.

SECTION 15

DURATION OF THE PLAN

The Plan shall become effective upon its adoption by the Board, subject to approval by majority vote of the shareholders of CYI. The Plan shall terminate on the date that is ten (10) years from the Effective Date of the Plan unless earlier terminated. Awards outstanding at the time of the Plan’s termination may continue to be exercised in accordance with their terms and shall continue to be governed by and interpreted consistent with the terms of the Plan.

The Plan was approved and adopted by the Board of Directors on May 10, 2014.